SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number 0-25629

GRAND TOYS INTERNATIONAL LIMITED

(Exact name of registrant as specified in its charter)

Suite 1501, 15th Floor,

Chinachem Golden Plaza,

77 Mody Road,

Tsimshatsui East

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On February 28, 2008, Grand Toys International Limited (“Grand“) issued a press release announcing the appointment of the new Chief Executive Officer for Hong Kong Toy Centre Limited, a subsidiary of Grand.

Copy of the press release dated February 28, 2008 is being furnished as Exhibit 99.1 to this report and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   February 29, 2008

Grand Toys International Limited

By:	/s/ DAVID C. W. HOWELL
David C.W. Howell
Chief Financial Officer

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EXHIBITS

Exhibit	Description of Exhibit

99.1	Press Release dated February 28, 2008

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EXHIBIT 99.1

GRAND TOYS INTERNATIONAL LIMITED

Suite 1501, 15th Floor, Chinachem Golden Plaza

77 Mody Road, Tsimshatsui East

Kowloon, Hong Kong

(Nasdaq: GRIN)

www.grand.com

Contact:

David C.W. Howell

Chief Financial Officer

E-mail: dhowell@grandtoys.com.hk

FOR IMMEDIATE RELEASE

GRAND TOYS ANNOUNCES NEW CHIEF EXECUTIVE OFFICER FOR

HONG KONG TOY CENTRE LIMITED

Hong Kong – February 28, 2008. Grand Toys International Limited (Nasdaq: GRIN) today announced the appointment of Matthew T. Baile as the Chief Executive Officer of Hong Kong Toy Centre Limited, the subsidiary responsible for sourcing and international sales for the Group, effective from March 17, 2008.

Mr. Baile has served as a director of Grand Toys since July 2007. He has 20 years experience in consumer electronics product development, manufacturing and sales. As well as running his own product development consultancy firm, Centaurus Limited, he has worked with companies such as Philips, BMW and Rover Group as well as established consumer electronics brands such as Franklin and Lexibook. He has undertaken diverse management roles including product management, outsourcing consultancy, chief operating officer of Lexibook and Vice President of Product Development at Franklin Electronic Publishers Inc. He specializes in strategic planning, rapid product development and outsourcing. In his spare time he collaborates with the Hong Kong Government and the University of Science and Technology in research into micro fuel cells.

Jeff Hsieh, Grand’s Chief Executive Officer, commenting on the appointment, said “It is great news for Grand that Matthew is joining our team as he brings with him considerable expertise. We are all looking forward to working with him as we continue to develop the Group and add value to our shareholders.”

About Grand Toys International Limited:

Grand Toys International Limited is a reorganized company resulting from the acquisition of Playwell International Limited in August 2004, International Playthings, Inc. in March 2005 and Hua Yang Holdings Co., Ltd. and Kord Holdings, Inc. in December 2005. Grand, through its Hong Kong,

Grand Toys International Limited

PRC and US operating subsidiaries, develops, manufactures and distributes toy and toy-related products throughout the world; prints and assembles books and specialty packaging; and develops and manufactures party goods. Additional information on Grand Toys can be found on its website at http://www.grand.com. Additional information on Hua Yang can be found on http://www.huayangprinting.com. Additional information on Kord can be found on http://www.kordparty.com. Additional information on IPI can be found on its website at http://www.intplay.com.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC, and the filings of its predecessor, Grand Toys International, Inc., now a subsidiary of Grand Toys International Limited.